AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2001
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                NX NETWORKS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                      54-1345159
(State or other Jurisdiction             (I.R.S. Employer Identification Number)
of Incorporation or Organization)

                          13595 DULLES TECHNOLOGY DRIVE
                             HERNDON, VIRGINIA 22071
                                 (703) 742-6000
          (Address and Telephone Number of Principal Executive Offices)

                                   JOHN DUBOIS
                             CHIEF EXECUTIVE OFFICER
                          13595 DULLES TECHNOLOGY DRIVE
                             HERNDON, VIRGINIA 22071
                                 (703) 742-6000
            (Name, Address and Telephone Number of Agent for Service)

                                 WITH COPIES TO:
        JOHN T. CAPETTA                         JAY R. SCHIFFERLI
        KELLEY DRYE & WARREN LLP                GENERAL COUNSEL
        TWO STAMFORD PLAZA                      13595 DULLES TECHNOLOGY DRIVE
        281 TRESSER BOULEVARD                   HERNDON, VIRGINIA 22071
        STAMFORD, CONNECTICUT 06901             (703) 742-6000
        (203) 324-1400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

========================= ===================== ========================= ======================== ===================
                                                      Proposed Maximum          Proposed Maximum
 Title of Shares to be         Amount to be          Aggregate Price Per      Aggregate Offering        Amount of
       Registered              Registered(1)             Share                      Price           Registration Fee
========================= ===================== ========================= ======================== ===================
Common Stock, $0.05            16,206,469                $.95(2)                $15,395,195(2)          $3,849.04(3)
     par value
========================= ===================== ========================= ======================== ===================

(1) Includes 4,164,423 shares of outstanding common stock, 10,226,703 shares issuable upon the conversion of preferred stock, 1,365,343 shares issuable upon the exercise of warrants and 450,000 shares that may be issued as dividends on preferred stock. For purposes of determining the number of shares issuable upon the conversion of preferred stock, we have applied the minimum conversion price per share of our Series E 8% convertible preferred stock of $0.575 per share. On May 24, 2001, the conversion price was approximately $0.85 per share. In addition, we include in this registration statement shares that may be issued as a result of any stock split, stock dividend or similar transaction as provided in Rule 416 under the Securities Act.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) of the Securities Act, based upon the market value of our common stock as established by the average of the high and low sales prices of our common stock on May 18, 2001, which was $.95.
(3) The registration fee has been calculated pursuant to Section 6(b) of the Securities Act by multiplying the aggregate offering amount of $15,395,195 by 0.00025.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 25, 2001


PRELIMINARY PROSPECTUS



                                NX NETWORKS, INC.



              This prospectus relates to the offer of 16,206,469 shares of common stock of Nx Networks, Inc. that may be offered for sale by the security holders identified on page 11 of this prospectus under the caption "Selling Security Holders." We will not receive any proceeds from the sale of the common stock by the security holders.

              Our common stock is currently traded on the Nasdaq National Market under the trading symbol "NXWX." On May 24, 2001, the last sale price of the common stock on that market was $0.96 per share.


                                   __________



              INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.


                                   __________



              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.


                                   __________









                 The date of this Prospectus is _________, 2001

         YOU SHOULD RELY ONLY UPON THE INFORMATION IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING SECURITY HOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE SELLING SECURITY HOLDERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.


                                     SUMMARY

NX NETWORKS

         We are a leading provider of voice and internet protocol convergence solutions to carriers, Tier 1 internet service providers and wireless providers. We combine patented, switched, compressed voice technology and advanced networking capabilities to provide networking solutions that improve network performance and deliver an array of tariffable network services. Our voice over internet protocol (VoIP) products and managed router products deliver next-generation carrier and ISP services such as IP Centrex and managed virtual private network services. We provide products and services to over 6,000 customers in more than 83 countries.

         We were incorporated in Virginia in October 1985, and reincorporated in Delaware in March 1987. Our principal executive offices are located at 13595 Dulles Technology Drive, Herndon, Virginia 20171, and our telephone number is
(703) 742-6000.

THE OFFERING

    Common stock that may be offered for sale by the selling
    security holders (1).........................................    16,206,469 shares

    Common stock to be outstanding after the offering if all of the selling security holders convert all of their preferred
    stock and exercise all of their warrants (1).................    56,454,046 shares

    Nasdaq Stock Market symbol...................................    NXWX

    Risk Factors.................................................    Purchase of the common stock offered
                                                                     by this prospectus carries significant
                                                                     risks. Please carefully review the
                                                                     risks described under the caption
                                                                     "Risk Factors" beginning on page 3.

    (1) This assumes that all of our Series E convertible preferred stock will be converted into common stock at the minimum conversion price of $0.575 per share and that we issue 450,000 shares of common stock in payment of dividends on our preferred stock. If we use the maximum conversion price of $1.265 and assume we pay dividends on our preferred stock in cash instead of in shares of common stock, the selling security holders will offer 13,526,469 shares and the common stock to be outstanding after the offering if all the securities are sold is 53,774,046.

                                  RISK FACTORS


        This offering involves a high degree of risk. Before investing in the common stock, you should consider carefully the following risk factors, in addition to the other information contained in this prospectus. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment.

TO DATE, WE HAVE INCURRED SUBSTANTIAL NET LOSSES, AND IF THIS CONTINUES, WE MAY BE UNABLE TO MEET OUR WORKING CAPITAL REQUIREMENTS OR CONTINUE AS A GOING CONCERN

         For the years ended December 31, 2000 and 1999, respectively, we incurred net losses of approximately $180.7 million and $26.2 million. Through March 31, 2001, we have incurred additional losses of approximately $14.3 million. These losses present a significant risk to our stockholders. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and other payment obligations, which would have a material adverse effect on our business, financial condition and results of operation and the price of our common stock. In addition, if we cannot return to sustained profitability we will be forced to sell all or part of our business, liquidate or seek to reorganize. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying accounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

WE REQUIRE ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS, AND WE CANNOT BE CERTAIN THAT THE NECESSARY FUNDS WILL BE AVAILABLE

        Our ability to return to and maintain profitability is largely dependent upon our ability to introduce new products and technologies and expand our sales efforts in new geographic and product markets. These activities require substantial capital, and if we do not have access to sufficient funds, either from our own operations or through third party financing, our ability to make these necessary expenditures will be limited. Our current available cash and our anticipated cash from operations are insufficient to fund our operations until we are able to attain profitability, and the audit report of our independent public accountants reflects this contingency. Accordingly, we will require third party financing in order to continue our operations. We cannot assure you that we will be able to obtain financing on terms favorable to us, or at all. If we obtain additional funds by selling any of our equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock. If we obtain additional funds by selling assets, there can be no assurance that we will be able to negotiate a favorable price for those assets or that the loss of those assets will not affect our future business prospects. If adequate funds are not available to us or available to us on satisfactory terms, we may be required to limit our marketing and product development activities or other operations, or otherwise modify our business strategy. These actions, if taken, could increase the difficulties we face in returning to sustained profitability.

WE HAVE SIGNIFICANT ACCOUNTS PAYABLE TO CERTAIN OF OUR VENDORS, AND WE MUST MANAGE OUR AVAILABLE CASH UNTIL WE HAVE SUFFICIENT CASH TO SATISFY ALL OF THE DEMANDS FOR PAYMENT.

        Over the past six months, we have sought to raise capital in relatively small increments in an effort to minimize the dilution to our stockholders resulting from our capital raising efforts. Given the current state of the financial markets and our own expectations regarding our ability to continue to raise funds over the next several months, we continue to believe that this approach is in the best interests of our creditors, customers and stockholders. However, as a consequence of our decision to raise capital in small increments, our accounts payable balance at any given date is significant in relation to our available cash balance. This makes it more difficult to satisfy the payment demands of all of our vendors on a timely basis and it makes it more difficult to convince vendors that they will be paid all amounts to which they are entitled despite our low balance of available cash. If a large number of our vendors demand payment in advance or demand payment of all currently outstanding amounts payable, our business could be disrupted because we do not have sufficient cash to fund all these obligations unless we raised additional funds and, accordingly, we would have to immediately raise additional funds to satisfy these payment demands. In addition to the disruption to our business, seeking to raise capital under such circumstances would be even more difficult than the circumstances now facing us.

WE RELY TO A LARGE EXTENT ON INDEPENDENT DISTRIBUTION CHANNELS AND THE LOSS OF A SIGNIFICANT NUMBER OF DISTRIBUTORS COULD ADVERSELY EFFECT US

        We rely on reseller channels, including distributors and systems integrators, for a significant portion of our revenues. In particular, in foreign markets we often have one distributor designated for an entire country, and that distributor provides local support and service for our products. The loss of one or more significant resellers could adversely affect our business in terms of:

        o   lost revenues;

        o   lost market presence; and

        o the difficulties we would encounter in servicing customers introduced to us by our resellers if we do not have other resellers in that geographic area.

WE HAVE A SIGNIFICANT PAYMENT OBLIGATION TO OUR PRIMARY MANUFACTURER, AND IF WE DO NOT MAINTAIN OUR PAYMENT SCHEDULE THE MANUFACTURER MAY CEASE SHIPPING OUR PRODUCTS

        We authorized our primary manufacturer to purchase a substantial amount of parts, materials and long lead-time items during 2000 in anticipation of a significant increase in product sales during the year. Our sales did not reach the levels we expected, and we have not utilized a substantial amount of the raw materials. Accordingly, as of March 31, 2001, we have a payment obligation of approximately $4.9 million to the manufacturer to pay for the cost of these materials. We have agreed upon a payment schedule with the manufacturer, and during the period we are paying down the obligation the manufacturer is requiring us to pay in advance for all fabrication costs. If we do not adhere to the payment schedule or if we do not pay fabrication costs in advance, the manufacturer has expressed its intent not to ship any products on our behalf. We must raise additional capital to maintain this payment schedule and pay the fabrication costs. If we are unable to raise sufficient capital to adhere to the schedule and the manufacturer ceases to ship products on our behalf, then a material and adverse result to our revenues could occur. Also, if the manufacturer brings a legal action to collect the outstanding amount, we do not have sufficient current financial resources to pay this obligation.

WE ARE EXPOSED TO POTENTIAL DELAYS IN PRODUCT SHIPMENTS BECAUSE WE CONTRACT OUT PRODUCT MANUFACTURING AND SOME COMPONENTS FOR OUR PRODUCTS ARE AVAILABLE ONLY FROM A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS

        We rely on others to manufacture our products and product components and this dependence exposes us to potential interruptions or delays in product delivery. An interruption could have a short-term effect on our revenues and a longer-term effect on our ability to market our products. Currently, we rely on a single contract manufacturer to assemble and test our voice products. Also, some of the components we use in our products are available from only one source or a limited number of suppliers. Although we have been able to obtain our products and these components to date, our inability to develop alternative sources if and as required in the future, or to obtain sufficient sole source or limited source components as required, could result in delays or reductions in product shipments.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN OTHER QUALIFIED PERSONNEL

        The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our management, sales and engineering personnel, many of whom would be difficult to replace. We do not have employment contracts with all of our key employees and we do not have "key man" life insurance on any of our officers or directors.

        Our success will also depend on our ability to attract, retain and motivate qualified management, sales and engineering executives and other personnel who are in high demand and who often have multiple employment options. In addition, as a result of the changes to technology-based industries, and particularly telecommunications companies, over the past year, many employees that we would like to retain may decide to pursue other opportunities or we may be forced to increase their compensation to retain them. The loss of the services of key personnel, or the inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

OUR INTELLECTUAL PROPERTY RIGHTS ARE AN IMPORTANT PROTECTION FOR OUR PRODUCTS, AND WE COULD BE ADVERSELY AFFECTED IF OUR RIGHTS ARE CHALLENGED OR CIRCUMVENTED BY COMPETITORS

        Our ability to compete successfully within our industry is dependent in part upon:

        o   patents and nondisclosure agreements that we have obtained;

        o   technical measures that we take to protect confidential information;
            and

        o trade secret, copyright and trademark laws that we rely on to establish and protect our proprietary rights.

        If any of our proprietary rights are successfully challenged or circumvented by competitors, or if other companies are able to market functionally similar products, systems or processes without infringing our proprietary rights, then our results of operations and the value of our common stock could be materially and adversely affected. In addition, legal proceedings to enforce intellectual property rights are expensive given the technical nature of the legal and functional analysis. Given our current financial condition, we could experience difficulty funding enforcement of our intellectual property rights.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE

        The market price of our common stock has been and can be expected to be significantly affected by factors such as:

        o   quarterly variations in our results of operations;

        o the announcement of new services or service enhancements by us or our competitors;

        o   technological innovations by us or our competitors;

        o changes in earnings estimates or buy/sell recommendations by analysts;

        o the operating and stock price performance of other comparable companies; and

        o general market conditions or market conditions specific to particular industries.

        In particular, the stock prices for many companies in the telecommunications equipment sector have experienced wide fluctuations that have often been unrelated to their operating performance. We have been, and we are likely to continue to be, subject to such fluctuations.

OUR SERIES E CONVERTIBLE PREFERRED STOCK HAS A FLOATING CONVERSION PRICE, AND THIS COULD RESULT IN DILUTION TO OUR STOCKHOLDERS AND DOWNWARD PRICE PRESSURE ON OUR STOCK

        In May 2001 we sold 19,000 shares of Series E 8% convertible preferred stock for an aggregate purchase price of $2.4 million. Each share of the Series E preferred stock has an initial conversion price of $1.265 per share, and the number of shares of common stock initially issuable under the terms of the Series E preferred stock is 1.9 million shares. However, after an initial period the conversion price of the Series E preferred stock will be fixed by reference to the volume weighted average sales price (VWAP) of our common stock. Specifically, the Series E preferred stock will have a conversion price per share equal to the lesser of (1) $1.265 or (2) 87% of the VWAP during the five days preceding a notice of conversion, subject to a minimum conversion price of $0.575 per share. Accordingly, between the common stock prices of $1.46 and $0.66, the number of shares of common stock we will have to issue upon conversion of the Series E preferred stock will fluctuate. The range is between
1.9 million shares at a VWAP of $1.46 (reflecting a conversion price of $1.265 per share) to 4.2 million shares at a VWAP of $0.66 (reflecting a conversion price of $0.575 per share).

        If the price of our common stock decreases over time, the number of shares we will have to issue upon conversion of the Series E preferred stock will increase. Sales of an increased number of shares of common stock issued upon conversion of the Series E preferred stock as a result of a decline in our common stock price can cause the market price of our common stock to decline further.

        Short sales of our common stock may be attracted by or accompany the sale of converted Series E preferred stock, which in the aggregate could cause downward pressure upon the price of our common stock, regardless of our operating results, market conditions or other factors. A decline in the price of our common stock, in turn, could attract additional short sales of our common stock and would result in additional shares becoming eligible for sale upon conversion of the Series E preferred stock. This would put further downward pressure on the price of our common stock.

OUR STOCK PRICE IS CURRENTLY BELOW THE MINIMUM THRESHOLD REQUIRED BY THE NASDAQ STOCK MARKET, AND UNDER CURRENT NASDAQ RULES IF OUR STOCK PRICE DOES NOT RISE AND/OR OUR TANGIBLE NET ASSETS DO NOT REACH $4.0 MILLION, WE MAY BE DELISTED BY THE NASDAQ STOCK MARKET

        On May 24, 2001, the last reported bid price of our common stock on the Nasdaq Stock Market was $0.96 per share, and our tangible net value per share was less than $4.00. Under the current listing requirements of the Nasdaq National Market, on which our common stock is listed for trading, our common stock may be delisted if (1) we do not have a closing bid price of at least $1.00 per share and tangible net assets per share of at least $4.0 million or
(2) we do not have a closing bid price of at least $5.00 per share. We do not currently meet either of these listing requirements.

         Nasdaq has proposed to change the listing requirements to replace the $4.0 million net tangible asset test with a $10.0 million stockholders' equity test, but this change requires approval by the SEC. Nasdaq has notified us that we are not in compliance with the net tangible asset test, but we do comply with the proposed stockholders' equity test. Nasdaq also informed us that they are not taking any action at this time with respect to our listing, pending SEC action on the proposed rule change. If the SEC does not approve the rule change, and Nasdaq notifies us of the listing deficiency, we must be in compliance with the listing requirements for at least 10 consecutive business days in the 90 calendar day period after we receive the Nasdaq notice. If we fail to meet this standard, then our common stock may be delisted from the Nasdaq National Market. We expect that if we are delisted from the Nasdaq National Market, and our common stock is in compliance with the $1.00 per share bid price requirement, then we will list our shares on the Nasdaq SmallCap Market.

         If the closing bid price of our common stock is below $1.00 per share for 30 consecutive trading days, then we expect Nasdaq will notify us we are not in compliance with the listing requirements. If Nasdaq notifies us of a listing deficiency related to the $1.00 minimum bid price requirement, we must be in compliance with the listing requirements for at least 10 consecutive business days in the 90 calendar day period after we receive the Nasdaq notice. If we fail to meet this standard, then our common stock may be delisted from the Nasdaq Stock Market. If we are delisted from the Nasdaq Stock Market, our common stock will trade on the over-the-counter market.

        We expect that if we change from the Nasdaq National Market to the Nasdaq SmallCap Market or the over-the-counter market, there will be an adverse effect on the liquity and value of our common stock.

IN DECEMBER 2000 WE RE-PRICED SUBSTANTIALLY ALL OF OUR STOCK OPTIONS TO A LOWER EXERCISE PRICE, AND THE RESULTING ACCOUNTING CHARGES MAY CAUSE OUR FUTURE EARNINGS TO FLUCTUATE WIDELY

        As part of a program to retain our employees, we adopted a program to re-price the options of our current employees. We also re-priced the options issued to our board of directors and to our chairman of the board. Under the program, each of these persons exchanged their current stock options for newly issued stock options with an exercise price of $0.75 per share. Approximately
7.3 million options were exchanged to obtain the lower exercise price. Under applicable accounting rules, we will have to account for future variations in the price of our common stock above $0.75 per share as compensation expense until the re-priced options are either exercised, cancelled or expire. This calculation will be made each quarter based upon the performance of our common stock in that quarter. As of March 31, 2001, $100,000 of compensation expense was recorded based on the performance of our common stock in that quarter. Accordingly, our operating results and earnings per share are subject to potentially significant fluctuations based upon changes in the market price of our common stock.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

        Provisions of our certificate of incorporation and by-laws may have the effect of discouraging, delaying or preventing a take-over attempt that could be in the best interests of our stockholders. These include provisions that:

        o   separate our board of directors into three classes;

        o limit the ability of our stockholders to call special stockholder meetings;

        o require advance notice of nominations for directors and stockholder proposals to be considered at stockholder meetings; and

        o require a vote greater than two-thirds to remove directors from office or amend many of the provisions of our certificate of incorporation and by-laws.

        Our board of directors also has the right, without further action of the stockholders, to issue and fix the terms of preferred stock, which could have rights senior to the common stock. We are also subject to the "business combination" provisions of the Delaware General Corporate Law, which impose procedures impeding business combinations with "interested stockholders" that are not approved of by our board of directors.

RAPIDLY CHANGING TECHNOLOGY MAY MAKE OUR PRODUCTS OBSOLETE OR UNMARKETABLE

        We have focused our products on the edge of the Internet and telephony. This market is characterized by rapid technological change, frequent new product introduction and evolving industry standards. The introduction of products embodying new technologies by our competitors and the emergence of new industry standards could render our existing products obsolete and could cause new products to be unmarketable. Under these circumstances, our revenue would be adversely affected.

        Our success will depend on the ability to address the increasingly sophisticated needs of customers, to enhance existing products and to develop and introduce, on a timely basis, new competitive products that keep pace with technological development and emerging industry standards. If we cannot successfully identify, manage, develop manufacture or market products enhancements or new products, our business will be materially and adversely affected.

OUR INDEPENDENT PUBLIC ACCOUNTANTS HAVE IDENTIFIED WEAKNESSES IN OUR FINANCIAL SYSTEMS AND CONTROLS, AND IF WE DO NOT REMEDY THE WEAKNESSES, WE MAY HAVE DIFFICULTY EFFECTIVELY MANAGING OUR BUSINESS AND PREPARING TIMELY FINANCIAL REPORTS

        In connection with conducting the audit of our year 2000 financial statements, our independent public accountants identified a number of deficiencies in design and operation of our internal accounting controls. Although our accountants did not qualify their audit opinion with respect to these matters, they advised us that we must remedy the identified problems. If we are unable to remedy the deficiencies identified by our accountants, we could have difficulties in preparing and maintaining the systems and reports we need to effectively manage our business and ensure timely financial reporting. These difficulties could result in adverse effects on our business.

A PORTION OF OUR REVENUES ARE DERIVED FROM INTERNATIONAL SALES, WHICH ARE SUBJECT TO FOREIGN REGULATORY STANDARDS AND CURRENCY EXCHANGE RATE FLUCTUATIONS

         International sales accounted for 48% and 47% of our total revenues in 2000 and 1999, respectively, and 59% of our total revenues in the first quarter of 2001. International sales will continue to be significant to us. The conduct of international operations subjects us to certain risks. Foreign regulatory bodies continue to establish standards different from those in the United States, and our products are designed generally to meet those standards. Our inability to design products in compliance with such foreign standards could have an adverse effect on our operating results. Also, our international business may be affected by changes in demand resulting from fluctuation in currency exchange rates and tariffs and difficulties in obtaining export licenses. We do not expect that we will hedge against fluctuations in currency exchange rates.

                                LEGAL PROCEEDINGS

LITIGATION

         Cabletron Systems, Inc. filed a civil complaint against AetherWorks Corporation, OpenROUTE Networks, Inc. and Netrix Corporation (the Defendants) on June 5, 2000 in the United States District Court for the District of Massachusetts. Docket # 00-CV-11105 RWZ is assigned to this matter. In its complaint, Cabletron alleges that the Defendants have infringed seven Cabletron patents and Cabletron seeks monetary damages against the Defendants. We answered the complaint by denying the allegations contained therein. Discovery is underway. Cabletron has sought permission of the Court to amend its complaint to increase the number of patents it alleges have been infringed, but this was denied. We have notified certain of our equipment providers that we claim indemnification from them because the infringements alleged by Cabletron appear to relate to the equipment those suppliers provided to us.

Based upon discussions with counsel and the information currently available to us, we believe we have meritorious defenses to the claims by Cabletron, and we will continue to vigorously defend this action.

         In November 2000 we were served with complaints in purported class action proceedings captioned TRACY REESE AND CHRISTINE JOYCE V. BRYAN HOLLEY, STEVEN T. FRANCESCO AND NX NETWORKS, INC., Civil Action No. 00-CV-11850-JLT and MARC JACOBSEN V. BRYAN HOLLEY, STEVEN T. FRANCESCO AND NX NETWORKS, INC., Civil Action No. 00-CV-11999-JLT. Each complaint was originally filed September 2000 in the United States District Court for the District of Massachusetts. In May 2001, the plaintiffs filed an amended complaint consolidating the two actions and dropping Mr. Holley as a defendant. The amended complaint alleges violation of the federal securities laws in connection with statements and disclosures made between December 8, 1999 and April 24, 2000. The complaints seek unspecified damages. We believe the allegations in the amended complaint are without merit, and we intend to vigorously defend ourselves in this litigation. We have notified our insurance carrier regarding the claims.

         In November 2000, we were served with a complaint in a purported class action proceeding captioned ROY WERBOWSKI V. NX NETWORKS, INC., STEVEN FRANCESCO AND PETER KENDRICK, Civil Case No. 00-1967-A. The complaint was originally filed in November 2000 in the United States District Court, Eastern District of Virginia. In May 2001, the plaintiffs filed an amended complaint. The amended complaint alleges that between July 27 and November 2, 2000 we breached securities laws in connection with the circumstances that led us to restate our financial statements for the quarter ended June 30, 2000. The amended complaint seeks unspecified damages. We believe we have meritorious defenses in this litigation, and we intend to vigorously defend ourselves. We have notified our insurance carrier regarding the claims.

         In January, 2001 we were served with a complaint captioned MANAGEMENT INFORMATION CONSULTING, INC. ("MIC") V. NX NETWORKS, INC. This action was filed in the Alexandria Division Court for the Commonwealth of Virginia, and the case is assigned No. CL01-45. In the complaint, MIC claims entitlement to approximately $150,000 in payment for web site development services performed by it. We dispute that this amount is due, based upon the quality and quantity of services provided by MIC. We have filed an answer denying the claims and we intend to vigorously defend ourselves in this litigation.

         An action captioned K.S. TELECOM, INC. ("K.S. TELECOM") V. NX NETWORKS, INC. was commenced in July, 2000 in the Southern District of New York, and it is assigned case number 00 Civ. 3375 (KMW). In this action, we are named as a third party defendant by K.S. Telecom under a number of legal theories in an action brought against K.S. Telecom by Netrix Leasing, LLC, an unrelated entity. Netrix Leasing LLC had purchased equipment from us and leased it to K.S. Telecom. Netrix Leasing alleges that K.S. Telecom subsequently defaulted on the lease payment obligations. In its third-party complaint, K.S. Telecom alleges that it breached its lease because of our failure to properly prepare, install and repair the equipment. In its complaint, K.S. Telecom seeks damages against us equal to approximately $177,000 plus any amounts they are found to owe to Netrix Leasing. Netrix Leasing is seeking approximately $550,000 pursuant to its original complaint against K.S. Telecom, representing lease amounts past due of approximately $78,000 and acceleration of future payments under the lease of approximately $472,000. We responded to the third-party complaint of K.S. Telecom by denying all of their allegations and we sought dismissal of the claims in a summary judgment motion. On March 7, 2001, the court ruled that certain of the claims against us must be dismissed, but that other claims may proceed. Specifically, the court ruled that K.S. Telecom could proceed to try to prove its allegation that it is a third party beneficiary of our agreements with Netrix Leasing and that we breached obligations to K.S. Telecom under those agreements. We believe we have meritorious defenses to the claims of K.S. Telecom, and we intend to vigorously defend this action.

         In January 2001, we were informed that a former employee in France has obtained a trial court ruling in France related to his termination in 1997. The amount of the award to him is approximately 800,000 French Francs, and using an exchange rate into U.S. dollars of 7:1, this is approximately $100,000. Approximately $25,000 of the amount represents payment of a disputed bonus, and approximately $75,000 represents an award of punitive damages. We are appealing this ruling because we believe the award of punitive damages is unjustified.

         In May 2001, we were served with a complaint captioned MANAGEMENT RECRUITERS - MONTICELLO, L.L.C. V. NETRIX CORPORATION, Civil Case No. 00-1867-1. The case was filed in the Circuit Court for the County of Albermarle in the Commonwealth of Virginia. The complaint demands payment of approximately $50,000 for recruiting expenses allegedly incurred by us in 2000. We are reviewing the complaint, and expect that we will settle this matter.

         In May 2001, we were served with a complaint captioned U.S. ASSEMBLIES NEW ENGLAND, INC. V. OPENROUTE NETWORKS, INC. AND NETRIX CORPORATION D/D/A NX NETWORKS, Civil Case No. BRCV 2001-00551A. The case was filed in the Superior Court for the Commonwealth of Massachusetts in Bristol, Massachusetts. The complaint alleges that we owe U.S. Assemblies approximately $1.0 million, representing (1) claimed amounts for products delivered of $$700,000 less an offset due us of $120,000, (2) $40,000 of work in process and (3) $360,000 for inventory purchased on our behalf. We are reviewing the complaint, and have not yet filed an answer. Based upon our initial review of the allegations set forth in the complaint, we expect to deny entirely the allegations related to any amounts for inventory purchased on our behalf and for work-in-process. We also expect to dispute the amount claimed by U.S. Assemblies for products delivered and to assert various other defenses to the claims by U.S. Assemblies. In addition, we expect to assert counterclaims against U.S. Assemblies for breach of contract related to production delays they incurred in manufacturing products for us and for amounts payable by them to us. We will vigorously defend this action.

         In addition to the above matters, we are periodically involved in disputes arising from normal business activities. In our opinion, resolution of these matters will not have a material adverse effect upon our financial condition or future operating results, and adequate provision for any potential losses have been made in our financial statements.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

         The Securities and Exchange Commission has commenced an investigation into the matters surrounding the Company's restatement of revenues for its quarter ended June 30, 2000. For the quarter ended June 30, 2000, the Company restated revenues from $10.4 million to $8.4 million for sales made to two of its value added resellers ("VARs"). These sales were dependent upon the payment to the VARs from their customers.


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act. As required by the Securities Exchange Act, we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at regional offices of the SEC at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. In addition, we are required to file electronic versions of these documents through the SEC's Electronic Data Gathering, Analysis and Retrieval System (EDGAR). The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The common stock is quoted on the Nasdaq

National Market. Information regarding the trading of our common stock on the Nasdaq National Market can be obtained from the Nasdaq National Market, 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878 ((202) 496-2500).

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can get a copy of the registration statement from the sources listed above.

         The SEC allows us to "incorporate by reference" into this document the information that we have on file with the SEC. This means that we may disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. In addition, any later information we file with the SEC and incorporated by reference will update and supersede the information referred to or contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under section 13a, 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

        o   Our Annual Report on Form 10-K for the year ended December 31, 2000.
        o   Our Quarterly Report on From 10-Q for the period ended March 31,
            2001.
        o The description of our common stock contained in our Registration Statement of Form 8-A filed August 5, 1992.
        o The Annual Report on Form 10-K for the year ending December 31, 1998 of OpenROUTE Networks, Inc.
        o The Quarterly Reports on Form 10-Q for the quarters ending March 31, 1999, June 30, 1999 and September 30, 1999 of OpenROUTE Networks, Inc.
        o   Our Current Report on Form 8-K filed on May 16, 2001.

        You may request a copy of these documents, at no cost, by writing or telephoning us at the following address: Nx Networks, Inc., 13595 Dulles Technology Drive, Herndon, Virginia 20171, Attention: Investor Relations; (703) 742-6000.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Some of the information set forth in this prospectus includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to matters such as anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. The words "budgeted," "anticipate," "project," "estimate," "expect," "may," "believe," "potential" and similar statements are intended to be among the statements that are forward looking statements. Because these statements reflect the reality of risk and uncertainty that is inherent in our business, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this prospectus.

         The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we caution you that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to those set forth under the caption "Risk Factors" on page 3 and in our filings with the SEC.

         We undertake no obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect unanticipated events or developments.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling security holders. Some of the shares that selling security holders have registered for sale are shares that they can obtain only upon the exercise of warrants they hold. In order to obtain the common stock underlying the warrants for sale, these selling security holders must exercise the warrants. The warrants have exercise prices ranging from $0.90 to $12.43 per share, and, if all of the warrants are exercised, we will receive approximately $2.2 million. We will use the proceeds from any warrant exercises for general corporate and working capital purposes.

                            SELLING SECURITY HOLDERS


        This prospectus relates to the sale of up to 16,206,469 shares of common stock by the selling security holders. The number of shares of common stock that may be offered for sale by the selling stockholders may vary from time to time depending upon (1) the conversion price of our Series E convertible preferred stock, which is dependent upon the market price of our common stock, and (2) whether we elect to issue any shares of common stock as dividends upon our Series B, Series C, Series D or Series E convertible preferred stock. The number of shares offered by the selling stockholders pursuant to this prospectus may not exceed 16,206,469.

        The following table sets forth, to our knowledge:

        o the number of shares of common stock beneficially owned by each of the selling security holders;

        o the number of shares of common stock to be offered and sold by each of the selling security holders; and

        o the number of shares of common stock and percentage of outstanding shares of common stock to be beneficially owned by each of the selling security holders after the offer and sale contemplated by this prospectus, assuming that all the shares offered by the selling security holder are in fact sold.

        For purposes of preparing this table, we have assumed the Series E convertible preferred stock will be converted at the lowest potential conversion price and that we will not issue shares of common stock as payment of dividends on our preferred stock. We have also assumed that each selling security holder will sell all of the shares identified to be sold in this prospectus. The selling security holders are not required to sell any of their shares in this offering.

        To our knowledge, each person has sole investment and voting power, with respect to the securities set forth in the following table.

        As of May 15, 2001, we had approximately 44,412,000 shares of common stock issued and outstanding.

                                                                                              Beneficial Ownership
                                                                                             After the Offering (1)
                                                                                         ----------------------------
                                                 Number of Shares          Number of
                                                Beneficially Owned          Shares to       Number
Name and Address                             Prior to the Offering (1)(3)  Be Sold (3)    of Shares     Percentage
-------------------                          ---------------------------   -----------    ---------     ----------
Steven T. Francesco (2)(8)(9)                          4,250,003           1,800,003      2,450,000            5.2
   1270 Cobble Pond Way
   Vienna, Virginia 22182

Suhail Nanji (1)                                         399,997             399,997             --             --
   5376 Beaumont Canyon Drive
   San Jose, CA 95138

Richard Waye (2)(4)(9)                                   638,338             613,338         25,000              *
   12080 Kingsten Place
   Reston, Virginia 20190

John DuBois (2)(4)(9)                                  3,776,682           3,326,682        450,000            1.0
  c/o Nx Networks, Inc.
  13595 Dulles Technology Drive
  Herndon, Virginia 20171


                                                                                              Beneficial Ownership
                                                                                             After the Offering (1)
                                                                                         ----------------------------
                                                 Number of Shares          Number of
                                                Beneficially Owned          Shares to       Number
Name and Address                             Prior to the Offering (1)(3)  Be Sold (3)    of Shares     Percentage
-------------------                          ---------------------------   -----------    ---------     ----------
Generation Capital Associates (3)                        150,000             150,000             --            --
   1085 Riverside Trace
   Atlanta, Georgia 30328

Ardent Research Partners, LP (3)                          76,923              76,923             --            --
   153 East 53rd Street, Suite 4800
   New York, NY 10022

Peter E. Kaplan, Jr. (3)                                   3,077               3,077             --            --
  321 W. 13th Street, Unit 5C
  New York, New York 10014

Steve D. Roberts (3)(9)                                  432,692             307,692        125,000            *-
   12073 Chancery Station Circle
   Reston, Virginia 20190

Johnson Agogbua (3)                                      153,846             153,846             --            --
   9405 Cross Timber Court
   Fairfax Station, Virginia 22039

HFS Venture Fund I LLLP (3)                              307,692             307,692             --            --
   7926 Jones Branch Drive
   Suite 330
  McLean, Virginia 22182

Rosalind Mills (3)                                         6,154               6,154             --            --
   1755 York Avenue, Apt 166
   New York, New York 10128

Eric Meyer (3)                                           100,000             100,000             --            --
   270 N. Wilton Road
   New Canaan, Connecticut 06840

EMDD (3)                                                  50,000              50,000             --            --
   780 3rd Avenue, 15th Floor
   New York, New York 10017

Knight Investments L.P. (3)(4)                           734,374             734,374             --            --
   960 Reef Road
   Vero Beach, Florida 32963

Ardent Research Partners, Ltd. (3)                        76,923              76,923             --            --
   153 East 53rd Street, Suite 4800
   New York, NY 10022

Albert Weis (4)                                           85,333              85,333             --            --
   85 Barkers Point Road
   Sands Point, New York 11050

William Cole (4)                                          85,336              85,336             --            --
   17100 Los Robles Way
   Los Gatos, California 95030

Raymond Earle (4)                                        170,672             170,672             --            --
   87 Westover Avenue
   West Caldwell, New Jersey 07006

Langley Partners, L.P.(5)                              1,680,000           1,680,000             --            --
  535 Madison Avenue, 15th Floor
  New York, New York 10022

Gryphon Partners, LP (5)                               1,680,000           1,680,000             --            --
  Suite 250
  500 Crescent Court
  Dallas, Texas 75201


                                                                                              Beneficial Ownership
                                                                                             After the Offering (1)
                                                                                         ----------------------------
                                                 Number of Shares          Number of
                                                Beneficially Owned          Shares to       Number
Name and Address                             Prior to the Offering (1)(3)  Be Sold (3)    of Shares     Percentage
-------------------                          ---------------------------   -----------    ---------     ----------
Lancaster Investment Partners, LP (5)                  1,240,000           1,240,000             --            --
  1150 First Avenue
  Suite 600
  King of Prussia, Pennsylvania 19406

Kingdon Partners (6)                                     220,702             220,702             --            --
   c/o Kingdon Capital Management, LLC
   152 West 57th Street
   50th Floor
   New York, New York 10019

Kingdon Associates (6)                                   441,403             441,403             --            --
   c/o Kingdon Capital Management, LLC
   152 West 57th Street
   50th Floor
   New York, New York 10019

M. Kingdon Offshore, NV  (6)                           1,544,913           1,544,913             --            --
   c/o Kingdon Capital Management, LLC
   152 West 57th Street
   50th Floor
   New York, New York 10019

Kier Kleinknecht (9)(10)                                 211,667             166,667          45,000            *
   960 Reef Road
   Vero Beach, Florida 32963

Sabrina Kleinknecht (9)(10)                              168,542             166,667           1,875            *
  960 Reef Road
  Vero Beach, Florida 32963

Gavin Kleinknecht (10)                                   166,666             166,666             --            --
  960 Reef Road
  Vero Beach, Florida 32963

Bryan Holley (7)                                           7,405               7,405             --            --
  P.O. Box 162526
  Austin, Texas 78716

Gallagher, Harnett & Lagalante LLP(7)                     60,000              60,000             --            --
  380 Lexington Avenue
  Suite 1110
  New York, New York 10168

Avondale Capital                                          24,000              24,000             --            --
   9044 Melrose Avenue
   West Hollywood, California 90069

----------------------

(footnotes are on the following page)

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes consideration of voting or investment power with respect to the securities at issue. Information with respect to beneficial ownership is based upon information as of May 15, 2001 and assumes that there is outstanding an aggregate of 44,412,000 shares of common stock.

(2) An investor in our December 2000 Series B 8% convertible preferred stock financing.

(3) An investor in our January 2001 Series C 8% convertible preferred stock financing.

(4) An investor in our March 2001 Series D 8% convertible preferred stock financing.

(5) An investor in our May 2001 Series E 8% convertible preferred stock financing.

(6)  Issued pursuant to our March 2001 common stock private placement.

(7)  Issued in lieu of cash payments.

(8)  Issued pursuant to an employment agreement.

(9) Includes shares issuable upon the exercise of stock options that can be exercised in the 60-day period commencing May 15, 2001. In the case of Mr. DuBois, includes 500,000 shares obtained upon the exercise of stock options.

(10) Keir Kleinknecht, Sabrina Kleinknecht and Gavin Kleinknecht are related. Other of their relatives control Knight Investments, L.P., and they disclaim beneficial ownership of the shares owned by Knight Investments.

SHARES RELATED TO OUR SERIES B 8% CONVERTIBLE PREFERRED STOCK OFFERING

         3,333,330 of the shares offered hereby are issuable upon the conversion of our Series B 8% convertible preferred stock and 666,667 of the shares offered hereby are issuable upon exercise of warrants we issued in connection with the Series B preferred stock. We sold the Series B preferred stock on December 29, 2000 at $7.50 per share, and we received net proceeds of approximately $2.5 million. We have applied these proceeds to fund operations, severance and other restructuring activities and marketing and sales initiatives.

         The Series B preferred stock bears a dividend of 8% per annum, which we can elect to pay in cash or shares of common stock. Each share of Series B preferred stock is convertible into shares of our common stock at a conversion price of $0.75 per share, which represents ten shares of common stock for every share of preferred stock. The Series B preferred stock has a liquidation preference per share equal to the purchase price of that share, plus the amount of accrued but unpaid dividends. The Series B preferred stock has no voting rights, except to the extent required by applicable law. The Series B preferred stock is redeemable by us at a repurchase price of $21.00 per share if the last reported sales price of our common stock is $5.00 or more for ten consecutive days.

         In connection with the sale of the Series B preferred stock, we issued to each purchaser warrants to purchase the number of shares of common stock equal to 20% of the number of shares of common stock the purchaser can obtain by converting the Series B preferred stock purchased in the offering. The warrants have a five-year term, and have an exercise price of $0.90 per share.

SHARES RELATED TO OUR SERIES C 8% CONVERTIBLE PREFERRED STOCK OFFERING

         1,540,000 of the shares offered hereby are issuable upon the conversion of our Series C 8% convertible preferred stock. We sold the Series C preferred stock on January 17, 2001 at $162.50 per share, and we received net proceeds of approximately $2.5 million. We have applied these proceeds to fund operations.

         The Series C preferred stock bears a dividend of 8% per annum, which we can elect to pay in cash or shares of common stock. Each share of Series B preferred stock is convertible into shares of our common stock at a conversion price of $1.625 per share, which represents one hundred shares of common stock for every share of preferred stock. The Series C preferred stock has a liquidation preference per share equal to the purchase price of that share, plus the amount of accrued but unpaid dividends. The Series C preferred stock has no voting rights, except to the extent required by applicable law. The Series C preferred stock is redeemable by us at a repurchase price of $500.00 per share if the last reported sales price of our common stock is $5.00 or more for ten consecutive days.

         Each holder of the Series C preferred stock agreed not to sell any of the shares of common stock underlying the preferred stock prior to June 30, 2001, unless the common stock reached certain levels in excess of the initial conversion price of the Series C preferred stock. The levels at which the common stock has to trade for 10 consecutive days and the number of shares which become eligible for sale at such levels are:

         Common stock price              Number of shares that become tradeable
         ------------------              --------------------------------------
               $2.03                                    25%
                2.53                                    25%
                3.17                                    25%
                3.96                                    25%

The common stock has traded in excess of $2.03 for more than 10 consecutive days since the issue date of the Series C preferred stock, so 25% of the shares are currently eligible for sale.

         In connection with the Series C preferred stock offering, we paid fees of $12,500 to Intercontinental Capital {LLC}. Intercontinental provided consulting services to us related to the structure and marketing of the Series C preferred stock offering.

SHARES RELATED TO OUR SERIES D 8% CONVERTIBLE PREFERRED STOCK OFFERING

         1,173,373 of the shares offered hereby are issuable upon the conversion of our Series D 8% convertible preferred stock and 234,676 of the shares offered hereby are issuable upon exercise of warrants we issued in connection with the Series D preferred stock. We sold the Series D preferred stock on March 6, 2001 at $141.00 per share, and we received net proceeds of approximately $1.65 million. We have applied these proceeds to fund operations.

         The Series D preferred stock bears a dividend of 8% per annum, which we can elect to pay in cash or shares of common stock. Each share of Series D preferred stock is convertible into shares of our common stock at a conversion price of $1.41 per share, which represents one hundred shares of common stock for every share of preferred stock. The Series D preferred stock has a liquidation preference per share equal to the purchase price of that share, plus the amount of accrued but unpaid dividends. The Series D preferred stock has no voting rights, except to the extent required by applicable law. The Series D preferred stock is redeemable by us at a repurchase price of $5.00 per share if the last reported sales price of our common stock is $5.00 or more for ten consecutive days.

         Each holder of the Series D preferred stock agreed not to sell any of the shares of common stock underlying the preferred stock prior to June 30, 2001, unless the common stock reached certain levels in excess of the initial conversion price of the Series D preferred stock. The levels at which the common stock has to trade for 10 consecutive days and the number of shares which become eligible for sale at such levels are:

         Common stock price               Number of shares that become tradeable
         ------------------               --------------------------------------
             $1.76                                       25%
              2.20                                       25%
              2.75                                       25%
              3.44                                       25%

The common stock has not yet met any of these thresholds.

         In connection with the sale of the Series D preferred stock, we issued to each purchaser warrants to purchase the number of shares of common stock equal to 20% of the number of shares of common stock the purchaser can obtain by converting the Series D preferred stock purchased in the offering. The warrants have a five-year term, and have an exercise price of $2.11 per share.

SHARES RELATED TO OUR SERIES E 8% CONVERTIBLE PREFERRED STOCK OFFERING

         Up to 4,180,000 of the shares offered hereby are issuable upon the conversion of our Series E 8% convertible preferred stock. We sold the Series E preferred stock on May 14, 2001 at $126.50 per share, and we received net proceeds of approximately $2.2 million. We will apply these proceeds to fund operations.

         The Series E preferred stock bears a dividend of 8% per annum, which we can elect to pay in cash or shares of common stock. The Series E preferred stock has a liquidation preference per share equal to the purchase price of that share, plus the amount of accrued but unpaid dividends. The Series B preferred stock has no voting rights, except to the extent required by applicable law. The Series E preferred stock is redeemable by us at a repurchase price of $132.83 per share if the last reported sales price of our common stock is $5.00 or more for ten consecutive trading days.

         Each share of the Series E preferred stock has an initial conversion price of $1.265 per share, and the number of shares of common stock initially issuable under the terms of the Series E preferred stock is 1.9 million shares. However, from and after May 19, 2001 the conversion price of the Series E preferred stock will be fixed by reference to the volume weighted average sales price (VWAP) of our common stock. Specifically, the Series E preferred stock will have a conversion price per share equal to the lesser of (1) $1.265 or (2) 87% of the VWAP during the five days preceding a notice of conversion, subject to a minimum conversion price of $0.575 per share. Accordingly, between the common stock prices of $1.46 (resulting in a conversion price of $1.265 per share) and $0.66 (resulting in a conversion price of $0.575 per share), the number of shares of common stock we will have to issue upon conversion of the Series E preferred stock will fluctuate. The range is between 1.9 million shares at a VWAP of $1.46 to 4.2 million shares at a VWAP of $0.66.

         In connection with the Series E preferred stock offering, we paid fees of $120,000 to Avondale Capital Partners, Inc. and issued to them warrants to purchase 24,000 shares of our common stock at an exercise price of $1.52 per share. Avondale Capital introduced the investors to us and they indemnified us with respect to their services under applicable securities laws.

         In connection with the sale of the Series E preferred stock, we issued to each purchaser warrants to purchase the number of shares of common stock equal to 20% of the number of shares of common stock the purchaser can obtain by converting the Series E preferred stock purchased in the offering using a conversion price of $1.265 per share. The warrants have a five-year term, and have an exercise price of $1.438 per share.

        Pursuant to the Securities Purchase Agreement we entered into with the purchasers of the Series E preferred stock:

        o The initial purchasers have a right of first offer and a right of participation, subject to certain conditions, in any financing we undertake prior to May 14, 2002.

        o Each holder of Series E preferred stock is prohibited from engaging in direct or indirect sales transactions during the five trading day period preceding the date such buyer delivers a notice of conversion to us, unless the conversion price is at least $1.265 per share or we have previously given a notice of redemption for such shares.

PRIVATE PLACEMENT OF COMMON STOCK

         On March 28, 2001 we raised $2.0 million through a private placement of common stock. We sold 2,207,018 shares of common stock at $0.9062 per share. We received net proceeds of $2.0 million, which we have applied to fund our operations.

         Each holder of the common stock issued in this offering agreed not to sell any shares prior to June 30, 2001 unless the common stock reached certain levels in excess of the initial purchase price. The levels at which the common stock has to trade for 10 consecutive days and the number of shares which become eligible for sale at such levels are:

         Common stock price               Number of shares that become tradeable
         ------------------               --------------------------------------
              $1.125                                      25%
               1.40                                       25%
               1.75                                       25%
               2.20                                       25%

The common stock has not yet met any of these thresholds.

SHARES ISSUED IN LIEU OF CASH PAYMENT

         The shares offered by Gallagher, Harnett & Lagalante LLP underlie warrants we issued to them in September 1999 and September 2000. We issued the warrants to Gallagher, Harnett & Lagalante LLP as partial payment for legal services they performed for us related to certain commercial litigation matters. The September 1999 warrant is for 15,000 shares, has an exercise price of $12.43 per share and has a five-year term. The September 2000 warrant is for 45,000 shares, has an exercise price of $8.00 per share and has a five-year term. Gallagher, Harnett & Lagalante has served as one of our primary litigation firms since 1999.

         The shares offered by Keir Kleinknecht, Sabrina Kleinknecht and Gavin Kleinknecht underlie warrants we issued to Keir Kleinknecht in December 2000. We issued the warrants pursuant to a consulting agreement with Mr. Kleinknecht pursuant to which he is and has provided a variety of services to us, including
(1) the recruitment of Mr. DuBois as our chief executive officer, (2) the recruitment of other senior employees, (3) advice regarding the structure, timing and amount of financing as we progress with re-establishing our business and (4) general business advice. The warrants we initially issued to Mr. Kleinknecht are for a total of 500,000 shares, had an exercise price of $0.70 per share and had a five-year term. The consulting agreement has a one-year term, and pursuant to the agreement we issued the 500,000 warrants to Mr. Kleinknecht and agreed to pay him $15,000 per month during the term of the agreement. The consulting agreement superceded a prior consulting agreement dated August 2000 pursuant to which we granted Mr. Kleinknecht options to purchase 25,000 shares at a purchase price of $6.25 per share and agreed to pay to him $10,000 per month during the one-year term of the Agreement. During 2000, Mr. Klienknecht was also a member of our business advisory board. As a member of the business advisory board, Mr. Klienknecht was issued options to acquire 20,000 shares at prices ranging from $26.00 to $3.75 per share.

SALES BY CERTAIN EMPLOYEES AND FORMER EMPLOYEES

         The shares offered by Mr. Steven T. Francesco include 800,003 shares underlying his investment in the Series B 8% convertible preferred stock and 950,000 shares he owns and to which he became entitled under his employment agreement with us. Mr. Francesco was our chief executive officer from March 1999 until November 2000, and he was employed by us at the time we acquired OpenROUTE Networks, Inc. The acquisition of OpenROUTE constituted a 'change of control' under Mr. Francesco's employment agreement and, as a result, he became entitled to 1,000,000 shares of our common stock pursuant to the agreement.

        The shares offered by Bryan Holley were issued to him in full satisfaction of our indemnification obligations to him through April 21, 2001. Mr. Holley was the chief executive officer of OpenROUTE Networks, Inc. and served us as an executive officer from December 1999 until January 2000. In his capacity as a former executive officer, Mr. Holley is entitled to indemnification from us with respect to his being named as a defendant in a class action lawsuit. We owed Mr. Holley approximately $8,000 in indemnification payments through April 21, 2001, and he agreed to accept payment in shares valued at the last reported share price on the date of our agreement. That share price was $1.05 per share.

        The shares offered by John DuBois include 2,400,000 shares underlying his investment in the Series B 8% convertible preferred stock, 426,682 shares underlying his investment in the Series D 8% convertible preferred stock and 500,000 shares he acquired upon the exercise of stock options. Mr. DuBois is our chief executive officer and the chairman of our Board of Directors.

        The shares offered by Steve Roberts include 307,692 shares underlying his investment in the Series C 8% convertible preferred stock. Mr. Roberts is our chief operating officer.

         The shares offered by Richard Waye include 399,997 shares underlying his investment in the Series B 8% convertible preferred stock and 213,341 shares underlying his investment in the Series D 8% convertible preferred stock. Mr. Waye is one of our employees.

        The shares offered by Sabrina Kleinknecht include 166,667 shares underlying warrants. Ms. Kleinknecht is one of our employees. Ms. Kleinknecht is related to Keir Kleinknecht, who has performed consulting services to us.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, and our other financial data contained in this prospectus and incorporated into this prospectus. The statement of operations data and balance sheet data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the consolidated financial statements of Nx Networks and the notes related thereto, which were audited by our independent public accountants. The selected consolidated statement of operations data and balance sheet data as of and for the three month periods ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. Net loss per share is computed on the basis described in the notes to our consolidated financial statements.





                                                                                                   Three Months Ended
                                                          Years Ended December 31,                      March 31,
                                   -------------------------------------------------------------- ----------------------------
                                       1996         1997         1998         1999        2000       2000           2001
                                       ----         ----         ----         ----        ----       ----           ----
                                                                                                         (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Total revenues                      $43,635     $33,087      $31,482      $31,245      $27,215       $  8,943     $  3,369
Gross profit                         21,572      14,647       15,388       14,710        4,615          3,455        1,016
Operating expenses:
     Sales and marketing             11,632      10,120        9,292        6,468       13,382          3,518        2,661
     Research and
       development                   11,079       8,323        6,771        7,043       16,696          2,675        3,211
     General and administrative
                                      3,862       3,384        4,059        4,937       10,705          2,776        3,225
    Stock compensation                  900           -            -       18,778       18,631          6,495        3,186
    In-process research and
      development                         -           -            -            -       30,800         30,800            -
    Impairment of acquired
      intangibles and goodwill            -           -            -            -       64,500              -            -
    Amortization of acquired
      intangibles and goodwill          404         618          265          636       27,890          5,143        2,277
    Restructuring charge                  -         875            -          900            -              -            -
     Bad debt expense                     -         100        1,489          540        3,239            455          116
                                    -------     -------      -------      -------     --------       --------     --------
Loss from operations                 (6,305)     (8,773)      (6,488)     (24,592)    (181,228)       (48,407)     (13,660)
Net loss attributable to
    common shareholders              (5,968)     (8,577)      (6,517)     (26,169)    (180,669)       (48,437)     (15,725)
Basic and diluted net loss
    per share                         (0.63)      (0.90)       (0.60)       (2.17)       (5.31)         (1.57)       (0.38)

BALANCE SHEET DATA (END OF PERIOD):
Working capital (deficit)           $17,782     $10,271      $ 7,600      $ 8,020     $ (7,598)      $ 18,677     $ (9,208)
Total assets                         34,493      24,024       20,241       95,253       45,255        158,338       38,751
Total long-term liabilities             614          97            -          352          735            713          173
Stockholders' equity                 24,847      16,840       12,117       82,459       21,955        145,003       20,140


                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                               FINANCIAL STATEMENT

         The following Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nx Networks for the year ended December 31, 2000 illustrates the effect of the merger with AetherWorks. The Unaudited Pro Forma Condensed Consolidated Statement of Operations assumes that the merger with AetherWorks was completed as of the beginning of the period presented. Certain reclassifications have been made to the AetherWorks' financial statements to conform with Nx Networks presentation.

         Under the terms of the AetherWorks transaction, it is assumed the holders of AetherWorks common stock, warrants, and stock options received an aggregate of 1.36 shares of Nx Networks Common Stock.

         ACCOUNTING TREATMENT

         Nx Networks recorded the AetherWorks merger as a purchase transaction. For accounting purposes, Nx Networks is deemed to be the acquiring company in this merger.

         The pro forma adjustments are based upon currently available information and assumptions that Nx Networks management believes are reasonable as well as certain information provided by AetherWorks management. Nx Networks accounted for each merger based upon the estimated fair market value of the net tangible assets, intangible assets and liabilities acquired at the date of acquisition. The adjustments included in the Unaudited Pro Forma Condensed Consolidated Financial Statement represent the final determination of these adjustments based upon available information. Nx Networks cannot assure you that the actual values will not differ significantly from the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statement.

         The Unaudited Pro Forma Condensed Consolidated Financial Statement is not necessarily indicative of either future results of operations or results that might have been achieved if the merger with AetherWorks had been consummated as of the indicated date. The Unaudited Pro Forma Condensed Consolidated Financial Statement should be read in conjunction with the historical financial statements of Nx Networks and AetherWorks, together with the related notes thereto, which are incorporated by reference into this registration statement.

                                NX NETWORKS INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                             Aetherworks Pro       Nx Networks
                                               Nx Networks             Aetherworks                Forma             Pro Forma
                                              Historical (1)         Historical (2)            Adjustments           Combined
                                              ---------------        ----------------        -----------------    ------------

Revenues:
     Product                                    $ 19,730             $       -               $       -              $ 19,730
     Service and other                             7,485                     -                       -                 7,485
                                              ---------------        ----------------        -----------------    ------------
         Total revenues                           27,215                     -                       -                27,215
                                              ---------------        ----------------        -----------------    ------------

Cost of revenues:
     Product                                      17,709                     -                       -                17,709
     Service and other                             4,891                     -                       -                 4,891
                                              ---------------        ----------------        -----------------    ------------
         Total cost of revenues                   22,600                     -                       -                22,600
                                              ---------------        ----------------        -----------------    ------------

             Gross profit                          4,615                     -                       -                 4,615
                                              ---------------        ----------------        -----------------    ------------

Operating expenses
     Sales and marketing                          13,382                     -                       -                13,382
     Research and development                     16,696                   950                       -                17,646
     General and administrative                   10,705                   478                       -                11,183
     Impairment of acquired intangibles and                                                                           64,500
         goodwill                                 64,500                     -                       -
     Amortization of acquired intangibles and
         goodwill                                 27,890                     -                   3,035  (3)           30,925
     In-process research and development          30,800                     -                 (30,800) (4)                -
     Stock compensation                           18,631                     -                       -                18,631
     Bad debt expense                              3,239                     -                       -                 3,239
     Restructuring reserve                             -                     -                       -                     -
                                              ---------------        ----------------        -----------------    ------------
         Loss from operations                   (181,228)               (1,428)                 28,088              (154,891)
     Interest and other income, net                  560                    38                       -                   598
                                              ---------------        ----------------        -----------------    ------------
         Loss before income taxes               (180,668)               (1,390)                 28,088              (154,293)
     Provision for income taxes                        -                     -                       -                     -
                                              ---------------        ----------------        -----------------    ------------
             Net loss                           (180,668)               (1,390)                 28,088              (154,293)
     Dividends on preferred stock                     (1)                    -                       -                    (1)
                                              ---------------        ----------------        -----------------    ------------
             Net loss                         $ (180,669)            $  (1,390)               $ 28,088             $(154,294)
                                              ===============        ================        =================    ============

Basic and diluted loss per common share       $    (5.31)                                                          $  ( 3.93)
                                              ===============                                                     ============

Weighted average common shares outstanding,
     basic and diluted                            34,037                                                              39,261 (5)
                                              ===============                                                     ============



    The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

                            NOTES TO NX NETWORKS INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

(1) Information obtained from the historical consolidated statement of operations of Nx Networks.

(2) Information obtained from the historical unaudited statement of operations of AetherWorks.

(3) Reflects the amortization expense of goodwill and intangibles acquired in the merger of AetherWorks by use of the straight-line method over 4 years.

(4) AetherWorks pro forma adjustments excludes the one-time in-process research and development charges of $30.8 million in connection with the AetherWorks acquisition.

(5) The average common shares outstanding used in calculating basic and diluted pro forma loss per common share are calculated assuming that the estimated number of shares of Nx Networks common stock issued in the merger was outstanding from the beginning of the periods presented. For purposes of this Unaudited Pro forma Financial Information, the Company assumed that it would issue approximately 7,400,000 shares of common stock (including the 4,777,793 of additional shares issued in connection with the $22.50 per share guarantee negotiated in December 2000) in connection with the AetherWorks acquisition. Options and warrants to purchase shares of common stock were not included in computing pro forma diluted earnings per common share because their inclusion would result in a smaller loss per common share.


                              PLAN OF DISTRIBUTION

        The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell up to 16,206,469 shares of common stock from time to time. No selling security holder is required to offer or sell any of the common stock. Sales may be made in one or more transactions on the Nasdaq Stock Market or in negotiated transactions, or both. The selling security holders may sell at market prices at the time of sale, at prices related to the market price or negotiated prices.

        The selling security holders may sell shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares. The selling security holders and any broker-dealers that participate in the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions and any profit on the resale of the shares they receive may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling security holders against some liabilities, including under the Securities Act.

         The selling security holders and any other persons participating in the distribution of the shares of common stock offered by the selling security holders will be subject to Securities Exchange Act, which may limit their timing of purchases and sales of common stock and restrict their ability to engage in market-making activities.

         All proceeds from the sale of the common stock will be paid directly to the selling security holders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any of the proceeds from the sales of the common stock by the selling security holders. However, we will receive proceeds from the exercise of the warrants, and these proceeds will be approximately $2.2 million if all of the warrants are issued.

         We will pay the legal, accounting and other fees and expenses related to the offer and sale of the common stock contemplated by this prospectus, excluding commissions charged by any broker or dealer acting on behalf of a selling security holder. We estimate the fees and expenses will be $25,000.


                                  LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for us by Kelley Drye & Warren LLP.


                                     EXPERTS

         The consolidated financial statements and schedule of Nx Networks, Inc. and its subsidiaries as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding our ability to continue as a going concern, as discussed in Note 1 to the financial statements.

         The consolidated financial statements of OpenROUTE Networks, Inc. and its subsidiaries as of and for the year ended December 31, 1998 incorporated by reference in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) and are incorporated by reference in reliance upon such report having been given upon the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements and schedule of OpenROUTE Networks, Inc. and its subsidiaries as of December 31, 1996 and 1997, and for each year in the two year period ended December 31, 1997, (except as to the segment information for the years ended December 31, 1996 and 1997 presented in
Note 8), have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers, LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

         The financial statements of AetherWorks Corporation at September 30, 1999 and 1998, and for the years then ended and the period from February 24, 1993 (inception) to September 30, 1999, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

No dealer, sales person or other person
has been authorized to give any
information or to make any
representation not contained in this
prospectus, and, if given or made, that
information or representation must not
be relied upon as having been authorized
by us. This prospectus does not
constitute an offer to sell or a
solicitation of an offer to buy any of
the securities in any jurisdiction to
any person to whom it is unlawful to
make an offer. Neither the delivery of
this prospectus nor any sale made
pursuant to this prospectus shall, under                  Nx NETWORKS, INC.
any circumstances, create any
implication that there has been no
change in our affairs since the date of
this prospectus or that the information                  16,206,469 Shares of
contained in this prospectus is correct                       Common Stock
as of any time subsequent to its date.

             __________
                                                             __________


                      TABLE OF CONTENTS
                                                             PROSPECTUS
                                           Page
                                           ----              __________

Summary.......................................2
Risk Factors..................................3
Legal Proceedings ............................8
Where You Can Find More Information..........10
Special Note Regarding Forward Looking
  Statements.................................12
Use of Proceeds..............................12
Selling Security Holders.....................13
Selected Consolidated Financial Data.........21
Unaudited Pro Forma Condensed Consolidated
   Financial Statements......................22
Plan of Distribution.........................24
Legal Matters................................25
Experts......................................25

                                                             _____, 2001

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. We will pay the expenses.




                     TYPE OR NATURE OF EXPENSE             AMOUNT TO BE PAID

        SEC registration fee...........................       $ 3,849.04
        Accounting fees and expenses...................          15,000*
        Legal fees and expenses........................           5,000*
        Miscellaneous..................................          10,000*
                                                               ----------
              Total....................................       $33,849.04*
                                                               ==========
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with that action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under
Section 145 who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor, by reason of such fact as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit, except that no indemnification shall be made in respect of the action or suit if he did not act in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that he is fairly and reasonably entitled to indemnity for those expenses as the court shall deem proper. A Delaware corporation must indemnify any person who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of such fact as provided in the preceding two sentences against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the indemnified claim. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition to repay the amount advances if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by them in their capacity as an officer or director, or arising out of their status as an officer or director, whether or not the corporation would have the power to indemnify directors and officers against that liability. We have acquired officers' and directors' liability insurance of $1 million for members of our Board of Directors and executive officers.

        At present, there is no pending litigation or other proceeding involving any of our directors or officers for which indemnification is being sought, and we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

        Article Eighth of our certificate of incorporation provides that we will indemnify all persons we are permitted to indemnify under the Delaware General Corporation Law, and that this indemnification will be to the fullest extent permitted the Delaware General Corporation Law.

ITEM 16.  EXHIBITS


Exhibit
Number   Description
------   -----------


2.1 Agreement and Plan of Merger, dated September 30, 1999, between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to
         Exhibit 4.2 to our quarterly report on Form 10-Q filed on August 16,
         1999).

2.2 Amendment to Agreement and Plan of Merger between Netrix Corporation and OpenROUTE Networks, Inc., dated November 9, 1999 (incorporated by reference to Exhibit 2.2 to our registration statement on Form S-4 filed on November 19, 1999).

2.3 Agreement and Plan of Merger, dated December 31, 1999 among Netrix Corporation, Nx1 Acquisition Corp. and AetherWorks Corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed on January 14, 2000).

3.1 Amended and Restated Certificate of Incorporation of Netrix Corporation (incorporated by reference to Exhibit 3.1 to our registration on Form S-1 filed on September 18, 1992, as amended, File No. 33-50464 (the "l992 S-1")).

3.2 Amendment to Certificate of Incorporation of Netrix Corporation dated August 26, 1999 (incorporated by reference to Exhibit 4.8 to our registration statement on Form S-3, filed on June 18, 1999, as amended, File No. 333-81109 (the "1999 S-3")).

3.3 Certificate of Merger between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to our annual report on Form 10-K for the year ended December 31, 1999).

3.4 Amendment to Certificate of Incorporation of Netrix Corporation dated September 13, 2000 (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form S-3 filed on January 17, 2001 File No. 333-53852 (the "January 2001 S-3").

3.5 Amendment to Certification of Incorporation of Nx Networks, Inc. dated March 2001 (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2000).

Exhibit
Number   Description
------   -----------


4.1 Specimen certificate of common stock of Nx Networks, Inc. (incorporated by reference to Exhibit 4.1 to the January 2001 S-3).

4.2 Certificate of designations for the form of Series B 8% convertible preferred stock (incorporated by reference to Exhibit 4.2 to the January 2001 S-3).

4.3 Form of Warrant (incorporated by reference to Exhibit 4.3 to the January 2001 S-3).

4.4 Certificate of designations for the form of Series C 8% convertible preferred stock (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.5 Certificate of designations for the form of Series D 8% convertible preferred stock (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.6 Subscription Agreement related to the March 2001 private sale of common stock (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.7 Certificate of designations for the form of Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.8 Form of warrant related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.9 Securities Purchase Agreement related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.10 Registration Rights Agreement related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

5.1* Opinion of Kelley Drye & Warren LLP regarding the validity of the securities being registered.

10.1 Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and John DuBois (incorporated by reference to Exhibit 10.1 to the January 2001 S-3).

10.2 Severance Agreement dated November 10, 2000 between Nx Networks, Inc. and Steven T. Francesco, as amended (incorporated by reference to Exhibit 10.2 to the January 2001 S-3).

10.3 Employment Agreement between Netrix Corporation and Steven T. Francesco, dated March 22, 1999 (incorporated by reference to Exhibit
         10.5 to our quarterly report on Form l0-Q, filed on November 15, 1999).

Exhibit
Number   Description
------   -----------


10.4 Employment Agreement between Netrix Corporation and Peter J. Kendrick, dated August 2, 1999 (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed on November 15, 1999).

10.5 Employment Agreement between Nx Networks, Inc. and Gregory C. McNulty, dated January 4, 2000 (incorporated by reference to Exhibit 10.23 to our annual report on Form 10-K for the year ended December 31, 1999).

10.6 Termination Agreement dated March 22, 2001 between Nx Networks, Inc. and Greg McNulty (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the year ended December 31, 2000).

10.7 Employment Agreement dated March 8, 2000 between Nx Networks, Inc. and Jay R. Schifferli (incorporated by reference to Exhibit 10.6 to the January 2001 S-3).

10.8 Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and Jonathan Sachs, together with note and pledge agreement (incorporated by reference to Exhibit 10.7 to the January 2001 S-3).

10.9 Amended and Restated Promissory Note, dated May 7, 2001, issued by Jonathan Sachs to Nx Networks, Inc. (incorporated by reference to
         Exhibit 10.5 to our quarterly report on Form 10-Q, filed on May 20,
         2001).

10.10 Form of Retention Agreement with Executive Officers of Netrix Corporation (incorporated by reference to Exhibit 10.7 to our quarterly report on Form l0-Q, as amended, filed on November 15, 1999).

10.11 Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Keir Kleinknecht (incorporated by reference to Exhibit 10.9 to the January 2001 S-3).

10.12 Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Doug Mello (incorporated by reference to Exhibit 10.10 to the January 2001 S-3).

10.13 1999 Long Term Incentive Plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.9 to our quarterly report on Form 10-Q filed on November 15, 1999).

10.14 Amendment to the 1999 Long Term Incentive Plan dated March 7, 2001 (incorporated by reference to Exhibit 10.31 to our Annual Report on Form 10-K for the year ended December 31, 2000).

10.15 1992 Employee Stock Purchase Plan of Netrix Corporation (incorporated by reference to Exhibit 10.2 to our annual report on Form 10-K for the year ended December 31, 1995).

10.16 1996 Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.4 to our annual report on Form 10-K for the year ended December 31, 1995).

Exhibit
Number   Description
------   -----------


10.17 Amended and Restated 1997 Stock Option Plan of AetherWorks Corporation (incorporated by reference to Exhibit 10.16 to the January 2001 S-3).

10.18 1991 Restated Stock Option Plan of OpenROUTE Networks, Inc. (incorporated by reference to Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

10.19 Settlement Agreement and Release dated December 29, 2000 by and among Nx Networks and certain of the former owners of AetherWorks Corporation (incorporated by reference to Exhibit 10.21 to the January 2001 S-3).

10.20 Office lease, dated July 1998, by and between Netrix Corporation and Bedminster Capital Funding LLC (incorporated by reference to Exhibit
         10.15 to our amended quarterly report on Form 10-Q filed December 21,
         1999).

10.21 Office Sublease, dated September 30, 1999, by and between Netrix Corporation and Scoreboard, Inc. (incorporated by reference to Exhibit
         10.14 to our quarterly report on Form l0-Q, filed on November 15,
         1999).

10.22 Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership (incorporated by reference to Exhibit 10.31 to OpenROUTE's annual report on Form 10-K for the year ended December 31, 1994).

10.23 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated May 23, 1997 (incorporated by reference to Exhibit 10.18 to OpenROUTE's annual report on Form 10-K for the fiscal year ended December 31,
         1997).

10.24 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated June, 2000 (incorporated by reference to Exhibit 10.26 to the January 2001 S-3).

10.25 Lease Agreement dated May 18, 2000 between Water Tower Campbell LLC and Netrix Corporation (incorporated by reference to Exhibit 10.1 to our quarterly report on Form l0-Q, filed on August 15, 2000).

10.26 Termination Agreement dated May 2001 between Nx Networks, Inc. and Water Tower II, LLC (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q filed on May 20, 2001).

10.27 Software License Agreement, dated January 1, 1990, by and between OpenROUTE Networks, Inc. and Noel Chiappa (incorporated by reference to
         Exhibit 10.5 to OpenROUTE's registration statement on Form S-1).

10.28 Manufacturing Agreement, dated September, 1999, by and between Netrix Corporation and SMT Centre S.F. Inc. (incorporated by reference to
         Exhibit 10.8 to our quarterly report on Form 10-Q, as amended, filed on November 15, 1999).

Exhibit
Number   Description
------   -----------


10.29 Master Manufacturing and Purchase Agreement, dated August 1, 1998, by and between OpenROUTE Networks, Inc., and U.S. Assemblies New England (incorporated by reference to Exhibit 10.30 to the January 2001 S-3).

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of BDO Seidman, LLP.

23.3     Consent of PricewaterhouseCoopers, LLP.

23.4     Consent of Ernst & Young LLP.

23.5     Consent of Kelley Drye & Warren LLP (included in the opinion filed as
         Exhibit 5.1 to this registration statement).

24       Power of Attorney (included in signature page).


* To be filed by amendment.



ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         A. To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                  (i)      To include any prospectus required by Section 10(a)
                           (3) of the Securities Act of 1933.
                  (ii) To include in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         B. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. To remove from registration by means of post-effective amendment any of the securities registered which remain unsold at the termination of the offering.

         D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provisions, by-laws, contract, arrangements, statute or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         E. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, Netrix Corporation hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, Nx Networks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Herndon, Commonwealth of Virginia, on May 24, 2001.


                                     Nx NETWORKS, INC.



                                By: /s/ John DuBois
                                    ----------------------------------
                                    John DuBois
                                    Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints John DuBois and Peter J. Kendrick, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration Statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                Signature                                         Title                                Date
                ---------                                         -----                                ----

                                               Chief Executive Officer and Chairman of the
/s/ John DuBois                                            Board of Directors                  May 24, 2001
------------------------------------                  (Principal Executive Officer)
John DuBois

                                              Vice President-Finance and Administration and
/s/ Peter J. Kendrick                       Chief Financial Officer (Principal Financial and   May 24 , 2001
------------------------------------                       Accounting Officer
Peter J. Kendrick


/s/ Heidi Heiden                                                Director                       May 24, 2001
------------------------------------
Heidi Heiden


/s/ Douglas J. Mello                                            Director                       May 24, 2001
------------------------------------
Douglas J. Mello


                Signature                                         Title                                Date
                ---------                                         -----                                ----


/s/ Richard Yalen                                               Director                       May 24, 2001
------------------------------------
Richard Yalen

/s/ Thomas Liebermann                                           Director                       May 24, 2001
------------------------------------
Thomas Liebermann

/s/ Robert Glorioso                                             Director                       May 24, 2001
------------------------------------
Robert Glorioso

                                                                Director                       May 24, 2001
------------------------------------
William Yundt

     ITEM 27. EXHIBITS

              (a) The exhibits listed below have been filed as part of this registration statement.

Exhibit
Number   Description
------   -----------


2.1 Agreement and Plan of Merger, dated September 30, 1999, between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to
         Exhibit 4.2 to our quarterly report on Form 10-Q filed on August 16,
         1999).

2.2 Amendment to Agreement and Plan of Merger between Netrix Corporation and OpenROUTE Networks, Inc., dated November 9, 1999 (incorporated by reference to Exhibit 2.2 to our registration statement on Form S-4 filed on November 19, 1999).

2.3 Agreement and Plan of Merger, dated December 31, 1999 among Netrix Corporation, Nx1 Acquisition Corp. and AetherWorks Corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed on January 14, 2000).

3.1 Amended and Restated Certificate of Incorporation of Netrix Corporation (incorporated by reference to Exhibit 3.1 to our registration on Form S-1 filed on September 18, 1992, as amended, File No. 33-50464 (the "l992 S-1")).

3.2 Amendment to Certificate of Incorporation of Netrix Corporation dated August 26, 1999 (incorporated by reference to Exhibit 4.8 to our registration statement on Form S-3, filed on June 18, 1999, as amended, File No. 333-81109 (the "1999 S-3")).

3.3 Certificate of Merger between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to our annual report on Form 10-K for the year ended December 31, 1999).

3.4 Amendment to Certificate of Incorporation of Netrix Corporation dated September 13, 2000 (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form S-3 filed on January 17, 2001 File No. 333-53852 (the "January 2001 S-3").

3.5 Amendment to Certification of Incorporation of Nx Networks, Inc. dated March 2001 (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.1 Specimen certificate of common stock of Nx Networks, Inc. (incorporated by reference to Exhibit 4.1 to the January 2001 S-3).

4.2 Certificate of designations for the form of Series B 8% convertible preferred stock (incorporated by reference to Exhibit 4.2 to the January 2001 S-3).

4.3 Form of Warrant (incorporated by reference to Exhibit 4.3 to the January 2001 S-3).

4.4 Certificate of designations for the form of Series C 8% convertible preferred stock (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2000).

Exhibit
Number   Description
------   -----------


4.5 Certificate of designations for the form of Series D 8% convertible preferred stock (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.6 Subscription Agreement related to the March 2001 private sale of common stock (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 10-K for the year ended December 31, 2000).

4.7 Certificate of designations for the form of Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.8 Form of warrant related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.9 Securities Purchase Agreement related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

4.10 Registration Rights Agreement related to the Series E 8% convertible preferred stock (incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K dated May 16, 2001).

5.1* Opinion of Kelley Drye & Warren LLP regarding the validity of the securities being registered.

10.1 Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and John DuBois (incorporated by reference to Exhibit 10.1 to the January 2001 S-3).

10.2 Severance Agreement dated November 10, 2000 between Nx Networks, Inc. and Steven T. Francesco, as amended (incorporated by reference to Exhibit 10.2 to the January 2001 S-3).

10.3 Employment Agreement between Netrix Corporation and Steven T. Francesco, dated March 22, 1999 (incorporated by reference to Exhibit
         10.5 to our quarterly report on Form l0-Q, filed on November 15, 1999).

10.4 Employment Agreement between Netrix Corporation and Peter J. Kendrick, dated August 2, 1999 (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed on November 15, 1999).

10.5     Employment Agreement between Nx Networks, Inc. and Gregory C.
         McNulty, dated January 4, 2000 (incorporated by reference to Exhibit
         10.23 to our annual report on Form 10-K for the year ended December 31,
         1999).

10.6 Termination Agreement dated March 22, 2001 between Nx Networks, Inc. and Greg McNulty (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the year ended December 31, 2000).

Exhibit
Number   Description
------   -----------


10.7 Employment Agreement dated March 8, 2000 between Nx Networks, Inc. and Jay R. Schifferli (incorporated by reference to Exhibit 10.6 to the January 2001 S-3).

10.8 Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and Jonathan Sachs, together with note and pledge agreement (incorporated by reference to Exhibit 10.7 to the January 2001 S-3).

10.9 Amended and Restated Promissory Note, dated May 7, 2001, issued by Jonathan Sachs to Nx Networks, Inc. (incorporated by reference to
         Exhibit 10.5 to our quarterly report on Form 10-Q, filed on May 20,
         2001).

10.10 Form of Retention Agreement with Executive Officers of Netrix Corporation (incorporated by reference to Exhibit 10.7 to our quarterly report on Form l0-Q, as amended, filed on November 15, 1999).

10.11 Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Keir Kleinknecht (incorporated by reference to Exhibit 10.9 to the January 2001 S-3).

10.12 Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Doug Mello (incorporated by reference to Exhibit 10.10 to the January 2001 S-3).

10.13 1999 Long Term Incentive Plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.9 to our quarterly report on Form 10-Q filed on November 15, 1999).

10.14 Amendment to the 1999 Long Term Incentive Plan dated March 7, 2001 (incorporated by reference to Exhibit 10.31 to our Annual Report on Form 10-K for the year ended December 31, 2000).

10.15 1992 Employee Stock Purchase Plan of Netrix Corporation (incorporated by reference to Exhibit 10.2 to our annual report on Form 10-K for the year ended December 31, 1995).

10.16 1996 Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.4 to our annual report on Form 10-K for the year ended December 31, 1995).

10.17 Amended and Restated 1997 Stock Option Plan of AetherWorks Corporation (incorporated by reference to Exhibit 10.16 to the January 2001 S-3).

10.18 1991 Restated Stock Option Plan of OpenROUTE Networks, Inc. (incorporated by reference to Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

10.19 Settlement Agreement and Release dated December 29, 2000 by and among Nx Networks and certain of the former owners of AetherWorks Corporation (incorporated by reference to Exhibit 10.21 to the January 2001 S-3).

Exhibit
Number   Description
------   -----------


10.20 Office lease, dated July 1998, by and between Netrix Corporation and Bedminster Capital Funding LLC (incorporated by reference to Exhibit
         10.15 to our amended quarterly report on Form 10-Q filed December 21,
         1999).

10.21 Office Sublease, dated September 30, 1999, by and between Netrix Corporation and Scoreboard, Inc. (incorporated by reference to Exhibit
         10.14 to our quarterly report on Form l0-Q, filed on November 15,
         1999).

10.22 Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership (incorporated by reference to Exhibit 10.31 to OpenROUTE's annual report on Form 10-K for the year ended December 31, 1994).

10.23 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated May 23, 1997 (incorporated by reference to Exhibit 10.18 to OpenROUTE's annual report on Form 10-K for the fiscal year ended December 31,
         1997).

10.24 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated June, 2000 (incorporated by reference to Exhibit 10.26 to the January 2001 S-3).

10.25 Lease Agreement dated May 18, 2000 between Water Tower Campbell LLC and Netrix Corporation (incorporated by reference to Exhibit 10.1 to our quarterly report on Form l0-Q, filed on August 15, 2000).

10.26 Termination Agreement dated May 2001 between Nx Networks, Inc. and Water Tower II, LLC (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q filed on May 20, 2001).

10.27 Software License Agreement, dated January 1, 1990, by and between OpenROUTE Networks, Inc. and Noel Chiappa (incorporated by reference to
         Exhibit 10.5 to OpenROUTE's registration statement on Form S-1).

10.28 Manufacturing Agreement, dated September, 1999, by and between Netrix Corporation and SMT Centre S.F. Inc. (incorporated by reference to
         Exhibit 10.8 to our quarterly report on Form 10-Q, as amended, filed on November 15, 1999).

10.29 Master Manufacturing and Purchase Agreement, dated August 1, 1998, by and between OpenROUTE Networks, Inc., and U.S. Assemblies New England (incorporated by reference to Exhibit 10.30 to the January 2001 S-3).

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of BDO Seidman, LLP.

23.3     Consent of PricewaterhouseCoopers, LLP.

23.4     Consent of Ernst & Young LLP.

Exhibit
Number   Description
------   -----------


23.5     Consent of Kelley Drye & Warren LLP (included in the opinion filed as
         Exhibit 5.1 to this registration statement).

24       Power of Attorney (included in signature page).

* To be filed by amendment.